Filed Pursuant to Rule 433
Dated July 31, 2009
Registration Statement No. 333-154923

Colgate-Palmolive Company

Medium-Term Notes - Fixed Rate

Series F

FINAL TERM SHEET

     We are hereby offering to sell Notes having the terms specified below to you with the assistance of the agents listed below, each acting as principal (collectively, the “Agents”) for whom Citigroup Global Markets Inc., Banc of America Securities LLC, J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. are acting as joint book-running managers, at a fixed initial public offering price of 99.859% of the principal amount.

Principal Amount: $300,000,000	Trade Date: July 31, 2009
Issue Price: 99.859%	Original Issue Date: August 5, 2009
Interest Rate: 3.15%	Net Proceeds to Colgate: $298,452,000
Stated Maturity Date: August 5, 2015	Agent’s Discount or Commission: $1,125,000
CUSIP Number: 19416QDN7

Interest Payment Dates: February 5 and August 5 of each year, commencing on February 5, 2010

Redemption:	N/A

Optional Repayment:	N/A

Currency:
      Specified Currency: US Dollars
      Minimum Denomination: $1,000

      Original Issue Discount:       [  ] Yes       [X] No
             Total amount of OID:
             Yield to Maturity:
             Initial Accrual Period:

Form: [ X ]       Book-entry        [  ]       Certificated

[ X ] Other Provisions: N/A

     The Agents have severally and not jointly agreed to purchase from us, and we have agreed to sell to the Agents, the principal amount of Notes set forth opposite their respective names below.

Agents	Principal Amount of Notes

Citigroup Global Markets Inc.	$40,000,000
Banc of America Securities LLC	40,000,000
J.P. Morgan Securities Inc.	40,000,000
Deutsche Bank Securities Inc.	30,000,000
HSBC Securities (USA) Inc.	30,000,000
Morgan Stanley & Co. Incorporated	30,000,000
BNP Paribas Securities Corp.	30,000,000
RBS Securities Inc.	30,000,000
The Williams Capital Group, L.P.	30,000,000
Total	$300,000,000

Use of Proceeds:

     The net proceeds from the sale of the Notes will be used by Colgate to retire commercial paper which was issued by Colgate for general corporate purposes. As of July 29, 2009, Colgate’s outstanding commercial paper had a weighted average interest rate of 0.20% with maturities ranging from 1 day to 33 days.

Legal Matters:

     Sidley Austin LLP, New York, New York has acted as counsel for Colgate. Mayer Brown LLP has acted as counsel for the Agents.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov.

Alternatively, you may request for a copy of the prospectus by calling Citigroup Global Markets Inc., toll free at 1-877-858-5407; Banc of America Securities LLC, toll free at 1-800-294-1322; J.P. Morgan Securities Inc., at 1-212-834-4533 (collect); or Deutsche Bank Securities Inc., toll free at 1-800-503-4611.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.